March 25, 2003

Act 33

Section

Rule Form S-3

Public Availability 3-25-03

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Friedman, Billings, Ramsey Group Inc., FBR Asset Investment Corporation, Forest Merger Corporation
Incoming letter dated January 10, 2003



03018263

1. NO ACT
P.E 1-10-03
0-50230

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- After consummation of the Merger, New FBR's Class A Common Stock will be deemed registered under the Exchange Act by operation of Rule 12g-3(c).

- Before New FBR files its initial annual report on Form 10-K after the Merger, it may use Form S-3 or S-8 to register the offer and sale of shares covered by the New FBR Plans. Before the consummation of the Merger, New FBR may use Form S-3, Form S-4 and the Form S-8 registration statements, provided the opportunity to participate in any employee benefit plan assumed by New FBR will be offered only to present, and qualified former, employees of FBR Group and FBR Asset, and no securities will be sold or issued under those plans until after consummation of the Merger.

- After consummation of the Merger, New FBR may take into account FBR Group and FBR Asset's reporting histories under the Securities Exchange Act of 1934 in determining its eligibility to use Forms S-3, S-4 and S-8.

- After consummation of the Merger, New FBR may take into account the prior reporting history of FBR Group and FBR Asset in determining whether it has complied with the public information requirements of Rule 144(c)(1), including for purposes of its satisfaction of Rule 145(d)(1). New FBR' financial information and publicly available information will satisfy the obligations with respect to FBR Group and FBR Asset in Rule 144A(d).

- Assuming that (a) the Merger is consummated; (b) FBR Group Class A Common Stock and FBR Asset Common stock are withdrawn from listing and registration on the NYSE; and (c) after (a) and (b) occur, Forms 15 are filed relating to all FBR Group and FBR Asset's securities giving rise to Exchange Act reporting obligations, the Division will not object if FBR Group and FBR Asset do not file periodic reports otherwise required by Section 13 of 15(d) after the filing of the Forms 15.

- New FBR may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

These positions are based in the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,



David Ritenour
Attorney-Advisor



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2003

Trevor S. Norwitz
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150

Re: Friedman, Billings, Ramsey Group, Inc., and
FBR Asset Investment Corp.,

Dear Mr. Norwitz:

In regard to your letter of January 10, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 10, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Friedman, Billings, Ramsey Group, Inc.
FBR Asset Investment Corporation

Ladies and Gentlemen:

We write on behalf of Friedman, Billings, Ramsey Group, Inc., a Virginia corporation ("FBR Group"), FBR Asset Investment Corporation, a Virginia corporation ("FBR Asset"), and Forest Merger Corporation, a Virginia corporation and wholly owned subsidiary of FBR Asset ("New FBR"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to a number of issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising out of the pending combination of FBR Group and FBR Asset.

I. <u>Background</u>

FBR Group, FBR Asset and New FBR have entered into an Agreement and Plan of Merger, dated as of November 14, 2002 (the "Merger Agreement"), which provides, among other things, that FBR Asset will merge with and into New FBR (the "FBR Asset Merger") and, immediately following that merger, FBR Group will merge with and into New FBR (the "FBR

Group Merger" and, together with the FBR Asset Merger, the "Merger"). As a result of the Merger, FBR Group and FBR Asset will cease to exist, and New FBR will survive the Merger and own and operate the businesses of FBR Group and FBR Asset. The transactions described above are collectively referred to herein as the "Transaction."

1. Exchange of Shares.

The Merger Agreement contemplates, among other things, that, at the time of the Merger, each outstanding share of Class A common stock, par value $0.01, of FBR Group ("FBR Group Class A Common Stock") will be converted into the right to receive one share of Class A common stock, par value $0.01, of New FBR ("New FBR Class A Common Stock"), each outstanding share of Class B common stock, par value $0.01, of FBR Group ("FBR Group Class B Common Stock" and, together with FBR Group Class A Common Stock, "FBR Group Common Stock") will be converted into the right to receive one share of Class B common stock, par value $0.01, of New FBR ("New FBR Class B Common Stock" and, together with New FBR Class A Common Stock, "New FBR Common Stock") and each outstanding share of common stock, par value $0.01, of FBR Asset ("FBR Asset Common Stock") will be converted into the right to receive 3.65 shares of New FBR Class A Common Stock. FBR Group Common Stock and FBR Asset Common Stock currently are registered under Section 12(b) of the Exchange Act. Both FBR Group Class A Common Stock and FBR Asset Common Stock currently are listed on the New York Stock Exchange (the "NYSE"). We have been advised by each of FBR Group and FBR Asset that it is current in its respective reporting obligations under Section 13 of the Exchange Act.

New FBR will, upon completion of the Merger, succeed to all the businesses, assets and liabilities of FBR Group and FBR Asset and will have no other material businesses, assets or liabilities as of such date. New FBR's financial statements in respect of periods ending subsequent to the completion of the Merger will be substantially the same as those of FBR Group and FBR Asset combined, but will reflect purchase accounting adjustments resulting from the Transaction. The Transaction will be accounted for as a purchase of FBR Asset by FBR Group. Pursuant to the Merger, approximately 24,690,000 shares of New FBR Class A Common Stock will be issued to the former holders of FBR Group Class A Common Stock, approximately 26,320,000 shares of New FBR Class B Common Stock will be issued to the former shareholders of FBR Group Class B Common Stock and approximately 85,970,000 shares of New FBR Class A Common Stock will be issued to the former holders of FBR Asset Common Stock. It is anticipated that, prior to the completion of the Merger, the New FBR Class A Common Stock will have been approved for listing on the NYSE, subject to official notice of issuance.

New FBR's registration statement on Form S-4 relating to the New FBR Common Stock to be issued in connection with the Merger (the "Registration Statement") was filed on December 6, 2002. Special meetings of shareholders of FBR Group and of FBR Asset will be held as soon as reasonably practicable following the effective date of the Registration Statement for the shareholders of the two companies to consider and vote upon the adoption of the Merger Agreement and the transactions contemplated thereby.

The Transaction is currently expected to be consummated in the first quarter of 2003. Upon completion of the Merger, both the FBR Group Common Stock and the FBR Asset Common Stock will be deregistered under the Exchange Act.

2. Employee Benefit Matters.

Shares of FBR Group Common Stock and other employee benefit plan interests of FBR Group are registered on Form S-8 for distribution pursuant to certain stock plans of FBR Group (the "FBR Group Incentive Plans"). Shares of FBR Asset Common Stock and other employee benefit plan interests of FBR Asset are registered on Form S-8 for distribution pursuant to certain stock plans of FBR Asset (the "FBR Asset Incentive Plans" and, together with the FBR Group Incentive Plans, the "Existing Plans").

Upon completion of the Merger, all outstanding options to purchase shares of FBR Group Common Stock and all other rights to receive shares of FBR Group Common Stock or any other benefits measured by the value of shares of FBR Group Common Stock, in each case granted under the FBR Group Incentive Plans, will be assumed by New FBR and converted into options, rights or benefits, as applicable, with respect to New FBR Common Stock on the same terms and conditions as in effect immediately prior to the completion of the Merger.

In addition, upon completion of the Merger, all outstanding options to purchase shares of FBR Asset Common Stock and all other rights to receive shares of FBR Asset Common Stock or any other benefits measured by the value of shares of FBR Asset Common Stock, in each case granted under the FBR Asset Incentive Plans, will be assumed by New FBR and converted into options, rights or benefits, as applicable, with respect to shares of New FBR Class A Common Stock on the same terms and conditions as in effect immediately prior to the completion of the Merger, except that the number of shares of New FBR Class A Common Stock subject to such options, rights or benefits will be determined by multiplying the number of shares of FBR Asset Common Stock subject to such options, rights or benefits, as applicable, by 3.65, rounded, if necessary, to the nearest whole share of New FBR Class A Common Stock. The exercise price applicable to any option or stock appreciation right with respect to shares of FBR Asset Common Stock granted under the FBR Asset Incentive Plans will be determined by dividing the per share exercise price or base price specified in such option or right, as applicable, by 3.65, rounded, if necessary, to the nearest whole cent.

New FBR will authorize conforming amendments to the Existing Plans necessary to reflect the assumption of the Existing Plans and, in certain cases, the extension of such plans to employees of New FBR and its subsidiaries. The plans under which such options, rights and benefits with respect to shares of New FBR Common Stock will be administered after such assumption are referred to herein as the "New FBR Plans."

II. Requests

We request your confirmation that the Staff would not raise any objections if New FBR, FBR Group and FBR Asset take the actions or proceed under the assumptions set forth below.

1. Availability of Rule 12g-3. New FBR requests that the Staff confirm that the New FBR Class A Common Stock will be properly registered under Section 12(b) of the

Exchange Act in accordance with Rule 12g-3 under the Exchange Act without the need to file a registration statement on Form 10 or Form 8-A, and that New FBR may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the New FBR Class A Common Stock is registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Merger and by filing the annual reports, if any, specified in Rule 12g-3(g) under the Exchange Act.

In addition, New FBR requests that the Staff confirm that any future requirement pursuant to Form S-3 or S-4 for New FBR to incorporate by reference a description of the New FBR Common Stock may be satisfied by incorporating by reference such description from the Registration Statement or any subsequent Form 8-K.

2. Availability of Forms S-3, S-4 and S-8. New FBR requests that the Staff confirm that New FBR may, prior to the filing of its initial Annual Report on Form 10-K for the fiscal year ending December 31, 2003, use Forms S-3 or S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New FBR Plans and any new benefit plans, stock purchase plans or stock incentive plans of New FBR.

In addition, New FBR requests that the Staff confirm that, after the completion of the Merger, New FBR may include the prior activities and status of FBR Group and FBR Asset in determining whether New FBR meets the eligibility requirements for the use of Forms S-3, S-4 and S-8.

3. Availability of Rules 144, 144A and 145. New FBR requests that the Staff confirm that, for purposes of Rules 144, 144A and 145 under the Securities Act, New FBR, upon completion of the Merger, may include the prior reporting history of FBR Group and FBR Asset in determining whether New FBR has complied with the public information requirements of Rule 144(c)(1) under the Securities Act and that New FBR's financial information and publicly available information will satisfy the obligations with respect to FBR Group and FBR Asset set forth in Rules 144(c) and 144A(d) under the Securities Act.

4. Exchange Act Reporting Obligations. New FBR requests that the Staff confirm that it will not recommend enforcement action to the SEC if, as described herein, FBR Asset does not file separate annual and periodic reports, documents and information with the SEC under Sections 13(a) and 15(d) of the Exchange Act after the completion of the Merger, other than a Form 8-K announcing the completion of the Merger.

5. Section 4(3) Prospectus Delivery Requirement and Rule 174(b). New FBR requests that the Staff confirm that, in accordance with Rule 174(b) under the Securities Act, New FBR need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

III. Discussion

1. Availability of Rule 12g-3.

New FBR requests that the Staff confirm that the New FBR Class A Common Stock issued to shareholders of FBR Group and FBR Asset upon completion of the Merger shall be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3(c) under the Exchange Act, and that New FBR may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the New FBR Class A Common Stock is registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Merger and by filing the annual reports specified in Rule 12g-3(g) under the Exchange Act.

Rule 12g-3(c) under the Exchange Act provides that where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the New FBR Class A Common Stock, are issued to the holders of classes of securities of two or more other issuers that are each registered pursuant to Section 12 of the Exchange Act, such as the FBR Group Class A Common Stock and FBR Asset Common Stock (both registered under Section 12(b) of the Exchange Act), the class of securities so issued shall be deemed registered under the same paragraph of Section 12 of the Exchange Act. Rule 12g-3(f) provides that the issuer of the securities deemed registered pursuant to Rule 12g-3(c) shall indicate on the Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the direct acquisition of the assets comprising a going business by merger. We have presumed that the merger process used to effect the Merger will not prevent New FBR from being deemed to have made a "direct acquisition" of the businesses of FBR Group and FBR Asset and thus to be a successor to FBR Group and FBR Asset. The Staff has taken similar positions with respect to succession in the context of transactions similar to the Transaction. *See* ConocoPhillips (available August 23, 2002); Kerr-McGee Corporation (available July 31, 2001); AOL Time Warner Inc. (available November 15, 2000); NSTAR (available July 29, 1999); Central Maine Power Company (available October 28, 1998); Central Hudson Gas & Electric Company (available September 16, 1998); Southern California Water Company (available June 29, 1998); Payless ShoeSource, Inc. (available April 20, 1998); Idaho Power Company (available March 16, 1998).

In accordance with previous no-action positions taken by the Staff, New FBR plans to include in a Form 8-K filed in connection with the Merger a statement that the New FBR Class A Common Stock being issued in connection therewith are registered under Section 12(b) of the Exchange Act. We believe that upon completion of the Merger and the filing of such Form 8-K, New FBR Class A Common Stock will be properly registered under Section 12(b) of the Exchange Act without the need to file a registration statement on Form 10 or Form 8-A.

2. Availability of Forms S-3, S-4 and S-8.

A. *Employee Benefit Matters.*

New FBR intends to file registration statements on Form S-3, Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by certain of the New FBR Plans. In order for such New FBR Plans to be operational upon completion of the Merger, New FBR, subject to a favorable response to this letter, intends such registration statements or post-effective amendments to be filed and to become effective prior to or upon completion of the Merger and prior to the filing by New FBR of its initial Annual Report on Form 10-K.

As stated above, both FBR Group Common Stock and FBR Asset Common Stock and other participation interests are registered on Form S-8 for distribution pursuant to the Existing Plans. All options, rights and benefits granted under the Existing Plans will become options, rights and benefits with respect to New FBR Common Stock and the Existing Plans will be assumed, effective upon the effectiveness of the Merger, as the New FBR Plans, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. *See* ConocoPhillips, *supra*; Kerr-McGee Corporation, *supra*; AOL Time Warner Inc., *supra*; NSTAR, *supra*; Science Applications Int'l Corp. (available August 13, 1997); Texas Utilities Company (available June 4, 1997); Time Warner Inc. (available October 10, 1996) ("Time Warner III"); Allegheny Teledyne, Inc. (available August 30, 1996).

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-3, S-4 or S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-3, S-4 or S-8 registration statements will be offered only to existing employees of the two companies subject to the transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of the transaction. *See* ConocoPhillips, *supra*; Kerr-McGee Corporation, *supra*; AOL Time Warner Inc., *supra*; NSTAR, *supra*; Science Applications Int'l Corp., *supra*; Texas Utilities Company, *supra*; Time Warner III, *supra*; Allegheny Teledyne Inc., *supra*. Accordingly, New FBR will limit the opportunity to participate in the New FBR Plans subject to a Form S-3, S-4 or S-8 registration statement to existing employees, which includes certain former employees[1] of FBR Group and FBR Asset and their respective subsidiaries. Finally, New FBR will not issue or sell any securities pursuant to any

[1] General Instruction A.1(a) to Form S-8. Former employees of FBR Group and FBR Asset and their subsidiaries who are continuing participants in the Existing Plans will be afforded the same opportunity under the New FBR plans to exercise employee benefit plan stock options, to subsequently sell the securities and to acquire New FBR securities pursuant to the terms of the Existing Plans. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. *See, e.g.*, AOL Time Warner, *supra*.

New FBR Plans under the Form S-3, S-4 or S-8 registration statements prior to the effective time of the Merger.

In view of the foregoing, including the limitations described above, we request that the Staff confirm that New FBR may file Forms S-3, S-4 and S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New FBR Plans and any new benefit plans, stock option plans or stock incentive plans of New FBR and allow them to become effective prior to or upon the completion of the Merger. The Staff has taken this position in other cases involving similarly structured transactions. *See* ConocoPhillips, *supra*; Kerr-McGee Corporation, *supra*; AOL Time Warner Inc., *supra*; NSTAR, *supra*; Science Applications Int'l Corp., *supra*; Texas Utilities Company, *supra*; Time Warner III, *supra*; Allegheny Teledyne, Inc., *supra*.

B. *Forms S-3, S-4 and S-8 Generally.*

New FBR is also requesting that the Staff confirm that, upon the completion of the Merger, New FBR may include the prior activities and status of FBR Group and FBR Asset in determining whether New FBR meets the eligibility requirements for the use of Forms S-3, S-4 and S-8. General Instruction I.A.7(b) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Consistent with General Instruction I.A.7(b) to Form S-3, each of FBR Group and FBR Asset currently meets the conditions for use of Form S-3 and S-4 and expects to do so immediately prior to the completion of the Merger. In addition, any Form S-3 filed by New FBR prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of the predecessor companies containing all information required by Regulation S-X. *See* ConocoPhillips, *supra*; AOL Time Warner Inc., *supra*.

Accordingly, we request that the Staff confirm that it will not raise any objection if, after the completion of the Merger, New FBR takes into account the activities and status of FBR Group and FBR Asset prior to the completion of the Merger in determining whether New FBR is eligible to use Form S-3, and in determining whether New FBR "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming compliance with its Exchange Act reporting obligations, New FBR will be eligible immediately after the completion of the Merger to use Forms S-3 and S-4. The Staff has taken similar positions with respect to the eligibility for use of Forms S-3 and S-4 in the context of transactions similar to the Transaction. *See* ConocoPhillips, *supra*; Kerr-McGee Corporation, *supra*; AOL Time Warner Inc., *supra*; NSTAR, *supra*; Texas Utilities Company, *supra*; Time Warner III, *supra*.

Similarly, it is our view that New FBR, upon completion of the Merger, will be entitled to rely on the prior activities and annual reports of FBR Group and FBR Asset in determining whether it shall be deemed to have met the requirements of General Instruction A to Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g.*, ConocoPhillips, *supra*; Kerr-McGee Corporation, *supra*; AOL Time Warner Inc., *supra*; NSTAR, *supra*; Texas Utilities Company, *supra*; Time Warner III, *supra.*

3. Availability of Rules 144, 144A and 145.

Rules 144, 144A and 145 under the Securities Act provide a safe harbor exemption from the registration requirements of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the Securities Act requires that current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. In furtherance thereof, Rule 144(c)(1) under the Securities Act requires that the issuer either (a) have securities registered pursuant to Section 12 of the Exchange Act, have been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale or (b) have securities registered pursuant to the Securities Act, have been subject to the reporting requirements of Section 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale. Similarly, Rule 144A(d) under the Securities Act requires that current financial information be available with respect to an issuer at the time of a transfer pursuant to such rule. Finally, Rule 145(d)(1) under the Securities Act requires that the issuer comply with the public information requirements under Rule 144(c) under the Securities Act.

New FBR hereby requests that the Staff confirm that, for purposes of Rules 144, 144A and 145 under the Securities Act, New FBR may include the prior reporting history of FBR Group and FBR Asset in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act, and that New FBR's publicly available information and financial information, to the extent it is required, will satisfy the obligations with respect to FBR Group and FBR Asset set forth in Rule 144(c), Rule 144A(d) and Rule 145(d)(1) under the Securities Act. We believe these requests are appropriate since New FBR will, on a consolidated basis, have the same assets, businesses and operations as FBR Group and FBR Asset prior to the completion of the Merger and will be the successor to FBR Group and FBR Asset. Each of FBR Group and FBR Asset has been subject to, and (we have been advised) has complied with, the reporting requirements of Section 13 of the Exchange Act for many years. *See* ConocoPhillips, *supra*; Kerr-McGee Corporation, *supra*; AOL Time Warner Inc., *supra*; NSTAR, *supra*; Texas Utilities Company, *supra*; Time Warner III, *supra*; Pennsylvania Power & Light Company (available March 3, 1995).

4. Exchange Act Reporting Obligations.

It is anticipated that in connection with the consummation of the Merger, the New York Stock Exchange will file with the SEC applications on Form 25 to remove the FBR Group Class A Common Stock and FBR Asset Common Stock, respectively, from listing and registration thereon, pursuant to Rule 12d2-2(a)(3) under the Exchange Act. Upon such termination of the Section 12(b) registration of the FBR Group Class A Common Stock and the FBR Asset

Common Stock, New FBR, on behalf of FBR Group and FBR Asset, intends to file certificates on Form 15 deregistering FBR Group Common Stock and FBR Asset Common Stock registered under Section 12(g) of the Exchange Act. Subject to obtaining the no-action relief requested in this Section, the filing of the Forms 15 will relieve FBR Group and FBR Asset, pursuant to Rules 12g-4 and 12h-3 under the Exchange Act, from the duty to file annual and other periodic reports under Sections 13(a) and 15(d) of the Exchange Act arising out of the registration of the FBR Group Common Stock and the FBR Asset Common Stock. Both FBR Group and FBR Asset intend to file any annual or other periodic reports required under Sections 13(a) and 15(d) of the Exchange Act prior to consummation of the Merger.

We recognize that the use of Rule 12h-3 for the suspension of reporting obligations under Section 15(d) of the Securities Act is limited by Rule 12h-3(c). Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act. Each of FBR Group and FBR Asset have filed registration statements on Form S-8 relating to employee benefits plans, which became effective prior to fiscal year 2002 but have been automatically updated in fiscal year 2002 for purposes of Section 10(a)(3) through FBR Group's and FBR Asset's respective Exchange Act filings. FBR Asset has shelf registration statements that became effective in fiscal year 2002 relating to the issuance of debt securities, preferred stock and FBR Asset Common Stock, though only FBR Asset Common Stock has been issued under such shelf registration statements. After consummation of the Merger, New FBR intends to deregister any securities that have been registered under the Securities Act pursuant to such registration statements but have not been sold or previously deregistered. As a result, Rule 12h-3(c) may prevent FBR Group and FBR Asset from suspending their duty to file periodic reports under Section 15(d).

We respectfully submit that FBR Group and FBR Asset should be granted a suspension of their duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c). We note that the Staff has previously stated that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. *See* Letter to C. Michael Harrington (available January 4, 1985).

The Staff has indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. The Staff has previously stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Release No. 34-20263 (October 5, 1983). We note that no purchaser of FBR Asset Common Stock pursuant to FBR Asset's shelf registration statements will remain a shareholder of FBR Asset upon consummation of the Merger and, accordingly, there will be no "investing public" with respect to FBR Asset Common Stock for which it is necessary to assure complete information. Therefore, we believe that the benefits of periodic reporting by FBR Asset will not be commensurate with the financial and administrative burdens imposed by a literal reading of Rule 12h-3(c).

Moreover, following completion of the Merger, New FBR, as successor to FBR Group and FBR Asset, will become subject to the reporting requirements of Section 13(a) of the Exchange Act and make all filings containing the quarterly and annual financial information required by the Exchange Act in respect of periods ending after the consummation of the Mergers. In addition, following completion of the Merger, New FBR will file a Form 8-K announcing the completion of the Transaction, which shall include audited financial information for both FBR Group and FBR Asset. In light of the fact that New FBR will be the entity that has a continuing reporting obligation under the Exchange Act, we believe that adequate information will be available to the public.

In a number of analogous cases, the Staff has recognized that a literal reading of Rule 12h-3(c) can have unintended consequences and has taken a no-action position similar to that requested herein. *See* ConocoPhillips, *supra*; Texas Micro Inc. (available February 9, 2000); Exxon Mobil Corp. (available February 7, 2000); Wells Fargo & Co. (November 12, 1998); Sano Corp. (March 23, 1998).

5. Section 4(3) Prospectus Delivery Requirement and Rule 174(b).

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. As noted earlier, FBR Group and FBR Asset are reporting companies under the Exchange Act. Since New FBR will, immediately after the consummation of the Merger, have, on a consolidated basis, the same assets, liabilities, businesses and operations that FBR Group and FBR Asset had, on a consolidated basis, immediately before the consummation of the Merger, and will be the successor-in-interest to FBR Group and FBR Asset, we believe that New FBR should be exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). The Staff has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Transaction. *See* ConocoPhillips, *supra*; AOL Time Warner Inc., *supra*; NSTAR, *supra*; Texas Utilities Company, *supra*; Time Warner III, *supra*; Pennsylvania Power & Light Company, *supra*.

IV. Conclusion

On behalf of Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation, we respectfully request the concurrence of the Staff in our conclusion for each of the requests set forth in this letter. If you require any further information, please contact Kevin M. Costantino or the undersigned at (212) 403-1000. If your conclusions should differ from our own, we would appreciate it if you would contact one of us prior to making any written response to this letter so that we may be given the opportunity to clarify our views.

Thank you for your attention to this matter. In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed receipt copy and returning it in the stamped, self-addressed envelope attached hereto.

Very truly yours,



Trevor S. Norwitz

cc: William J. Ginivan, Esq.
Chief Legal Officer, Friedman, Billings, Ramsey Group, Inc.

David W. Bonser, Esq.
Hogan & Hartson L.L.P.

Daniel LeBey, Esq.
Hunton & Williams